FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Seabridge Gold Inc. ("Seabridge" or the "Company")
Suite 400 - 106 Front Street East
Toronto, ON M5A 1E1

Item 2: Date of Material Change

July 20, 2026

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on July 20, 2026 through Newsfile/TSX and a copy has been filed under Seabridge's profile on SEDAR+.

Item 4: Summary of Material Change

The Company announced that it has executed an unsecured, short-term loan agreement (the "Loan") with a strategic investor for up to US$100 million. The Loan bears interest at a rate of 7% per annum and matures on December 31, 2026. The Loan is repayable either in cash at any time or, in certain circumstances, on maturity in common shares of the Company, at the Company's option.

Item 5:

5.1 Full Description of Material Change

Please see the news release attached as Schedule "A".

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Rudi Fronk, Chair and Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9: Date of Report

July 21, 2026

Rudi Fronk, Chair & CEO

Schedule A

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 20, 2026

Seabridge Gold Arranges US$100M Credit Facility

to Support Ongoing Activities at KSM

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) has executed an unsecured, short-term loan agreement (the "Loan") with a strategic investor for up to US$100 million.

Seabridge Chair and CEO Rudi Fronk commented: "We are pleased to secure financing to support the significant investments we are making in our summer season work programs at our 100% owned KSM Project. Our 2026 work programs at KSM include building of roads to provide improved access to future infrastructure areas and the collection of geotechnical, metallurgical and environmental data from drilling, test pitting and sampling required to support KSM's feasibility level design and engineering activities."

The Loan is drawable at the Company's election in minimum calls of US$10 million each, has an interest rate of 7% compounded monthly, and is capitalized and matures on December 31, 2026. The Loan is repayable either in cash at any time or, in certain circumstances and subject to TSX approval, in common shares of Seabridge if outstanding at maturity, at the Company's option. The Loan includes customary conditions, representations, warranties and covenants. The Company intends to draw on the Loan, if required, to strengthen its consolidated liquidity position. No amounts are currently drawn on the Loan.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and mineral resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & CEO

For further information please contact:

Rudi P. Fronk, Chair and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com